UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

C M

SEC FILE NUMBER
8- 29280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04002176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas L. Graybill

DBA: Graybill Investments

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22151 Ventura Boulevard, Suite 203
(No. and Street)

FEB 02 2004

Woodland Hills	California	91364
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Graybill   (818) 348-4424
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Thomas L. Graybill_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Graybill Investments_____, as of _____December 31_____, ____2003___ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of _CALIF._____
County of _LOS ANGELES_____
Subscribed and sworn (or affirmed) to before me this
_14_ day of _JAN_____, _2004_

_____
Notary Public

_____
Signature

_Sole Proprietor_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Thomas L. Graybill d.b.a. Graybill Investments

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2003

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 7, 2004



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Thomas L. Graybill d.b.a. Graybill Investments

I have audited the accompanying statement of financial condition of Thomas L. Graybill d.b.a. Graybill Investments (a sole proprietor) as of December 31, 2003 and the related statements of income, changes in owner's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas L. Graybill d.b.a. Graybill Investments as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 7, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
B r e a r d C P A @ a o l . c o m

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 17,178
Total assets	$ 17,178

Liabilities and Owner's Equity

Liabilities

Accounts payable	$ 851
Total liabilities	851

Owner's equity

Owner's equity	16,327
Total owner's equity	16,327
Total liabilities and owner's equity	$ 17,178

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Income
For the year ended December 31, 2003

Revenue

Commissions	$ 162,729
Total revenue	162.729

Expenses

Commissions	342
Communications	7,155
Occupancy and equipment rental	12,600
Taxes, other than income taxes	1,307
Other operating expenses	47,112
Total expenses	68,516
Net income	$ 94,213

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Changes in Sole Proprietor's Capital
For the year ended December 31, 2003

	Owner's Equity
Balance on January 1, 2003	$ 15,432
Owner's draw, net	(93,318)
Net income	94,213
Balance on December 31, 2003	$ 16,327

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:

Net income		$ 94,213
Adjustments to reconcile net cash and cash equivalents provided		
by operating activities:		
(Decrease) increase in:		
Accounts receivable	$ 1,000	
Accounts payable	(216)	
Total adjustments		784
Net cash and cash equivalents provided by operating activities		94,997

Cash flows from investing activities: –

Cash flows from financing activities:

Owner's draws, net	(93,318)	
Net cash and cash equivalents used in financing activities		(93,318)

Net increase in cash and cash equivalents	1,679
Cash and cash equivalents at beginning of year	15,499
Cash and cash equivalents at end of year	$ 17,178

Supplemental disclosure of cash flow information:

Cash paid during the year for
    Interest $ –
    Income taxes $ –

The accompanying notes are an integral part of these financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Notes to Financial Statements
December 31, 2003

Note 1:   **GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

General

Thomas L. Graybill d.b.a. Graybill Investments (the "Company"), a sole proprietor, was founded in 1960 by Thomas L. Graybill's father, Floyd Graybill, as a dealer in mutual funds. In 1982, Thomas L. Graybill purchased the Company from his father. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company exclusively sells mutual funds. The Company has about 225 clients in the Southern California area, with approximately 20% of the clientele generating about 80% of the revenue.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions are received as compensation for services and are recorded when trades are placed or reinvestments are recorded. Costs and expenses are included in operations in the period they are incurred.

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits at banks and cash deposits in money market funds.

Advertising cost are expensed as incurred.

Furniture, equipment and leasehold improvements are depreciated over their useful lives, ranging from five (5) to ten (10) years, using the straight-line method of accounting.

There is no income tax provision provided as the Company, an unincorporated business, recognizes the income tax consequences on the owner's personal tax return.

Note 2: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements as of December 31, 2003 consisted of the following:

		Life in Years	Method
Leasehold improvements	$ 3,429	10	Straight-line
Furniture	9,655	5	Straight-line
Equipment	20,248	5	Straight-line
Computer software	2,674	5	Straight-line
Client list	35,900	5	Straight-line
	71,906		
Less accumulated depreciation	(71,906)		
	$ 0		

The Company's assets are fully depreciated.

Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2003, the Company rented office space from 22151 Ventura Blvd. Partnership. Mr. Thomas L. Graybill is a partner in this partnership.

For the year ended December 31, 2003, rent expense of $12,600 was reflected in the financial statements.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company entered into various leases for vehicles. Auto expense under these agreements for the year ended December 31, 2003 was $21,761

The future minimum lease expense are:

	December 31,
2004	15,599
2005	15,599
2006	9,694
2007	2,247
2008	–
Thereafter	–
Total	$ 43,139

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Thomas L. Graybill d.b.a. Graybill Investments
Notes to Financial Statements
For the year ended December 31, 2003

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 6: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company's net capital of $16,109 exceeded the minimum net capital requirement by $11,109; and the Company's ratio of aggregate indebtedness ($851) to net capital was 0.05 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Thomas L. Graybill d.b.a. Graybill Investments
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital

Total owner's equity		$ 16,327
Less: Non-allowable assets		–
Total adjustments		–
Net capital before haircuts		16,327
Haircuts		(308)
Net Capital		16,109

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	57	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 11,109
Ratio of aggregate indebtedness to net capital	0.05:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003.

Thomas L. Graybill d.b.a. Graybill Investments
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to Thomas L. Graybill d.b.a. Graybill Investments as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Thomas L. Graybill d.b.a. Graybill Investments
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Thomas L. Graybill d.b.a. Graybill Investments as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Thomas L. Graybill d.b.a. Graybill Investments

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Thomas L. Graybill d.b.a. Graybill Investments

In planning and performing my audit of the financial statements of Thomas L. Graybill d.b.a. Graybill Investments for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Thomas L. Graybill d.b.a. Graybill Investments including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com